Exhibit 99.1

FOR IMMEDIATE RELEASE

Affimed Announces Annual General Meeting of Shareholders

Heidelberg, Germany, May 18, 2018 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, announced today that the Annual General Meeting of Shareholders will be held on Tuesday, June 19, 2018. The meeting will be held at Amsterdam Marriott Hotel, Stadhouderskade 12, 1054 ES Amsterdam, the Netherlands. The meeting will start at 3:00 p.m. CET.

The notice and agenda of the general meeting are available free of charge in the Investor Relations section under “Notice to convene the Annual General Meeting of Shareholders of Affimed N.V.” of Affimed's corporate website at www.affimed.com. They are also available on the SEC's website at www.sec.gov.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com, IR@affimed.com